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                                                                    EXHIBIT 99.2


                              October ____, 1999



Dear Broker:

As you may know, we are undertaking an initial public offering of our shares of common stock. We are permitting Safeguard Scientifics, Inc. to use its Directed Share Subscription Program to offer Safeguard stockholders the opportunity to buy shares of our common stock at the initial public offering price. The price per share under this program will be the same price that all investors will pay in our initial public offering.

The enclosed questions and answers will provide you with the key terms of the Directed Share Subscription Program.

If you have any questions regarding the Directed Share Subscription Program, please call Safeguard's automated investor relations line at (888) SFE-1200. Please do not call Pac-West Telecomm regarding this program. You also may find information about this program on Safeguard's web site at www.safeguard.com.

Preliminary prospectuses for distribution to Safeguard stockholders are being distributed through Corporate Investor Communications, Attention: Processing Department, 111 Commerce Road, Carlstadt, NJ 07072-2586, telephone number (201) 896-1900. Please call Corporate Investor Communications if you do not receive a sufficient number of prospectuses for distribution to Safeguard stockholders. You should provide a copy of the preliminary prospectus to each Safeguard stockholder on whose behalf you hold shares who is eligible to participate in this program.

                                      Sincerely,


                                      Wallace W. Griffin
                                      President and Chief Executive Officer
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                          SAFEGUARD SCIENTIFICS, INC.
                      DIRECTED SHARE SUBSCRIPTION PROGRAM
                          FOR PAC-WEST TELECOMM, INC.

Q: Who is eligible to participate in the directed share subscription program for Pac-West Telecomm, Inc.?
A: Only record holders of at least 100 shares of Safeguard stock on ______ __, 1999.

Q: How was the opportunity to purchase IPO shares allocated to Safeguard stockholders?
A: Safeguard stockholders received a subscription offer to purchase 1 share of Pac-West for each 10 shares of Safeguard owned on August 31, 1999, subject to the minimum purchase requirement.

    If a Safeguard stockholder owned at least 100 shares of Safeguard common stock but the number of shares was not evenly divisible by 10, Safeguard will round up the subscription offer to the next whole number. The Depository Trust Company will notify its participants of the date by which the roundup requests must be submitted.

    The offer to purchase shares under the directed share subscription program is nontransferable and cannot be combined among multiple accounts.

    There will not be an oversubscription privilege under this program.

Q:  Is there a minimum purchase requirement?
A: The minimum subscription that will be accepted is for 10 shares of Pac-West common stock. Therefore, holders of fewer than 100 Safeguard shares as of ______ __, 1999 will be unable to purchase shares in the directed share subscription program for Pac-West.

Q: How will I know when the offering prices and what the expiration date for the offering will be?
A: When the offering is declared effective by the SEC and the offering price is set, Safeguard will
    .  issue a press release to the wire services
    . send you an e-mail alert if you signed up for this on its Web page at www.safeguard.com
    .  post this information on its Web page
    . update its automated investor relations line (888) SFE-1200 through which you will be able to listen to the text of the press release announcing the price and the expiration date or request a faxed copy of the release
    . notify the New York Stock Exchange and request that they notify all of their members
    . notify the Depository Trust Company, which will electronically notify all of its participants
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Q:  When can subscriptions and payment be submitted?
A: Subscriptions and payment will only be accepted by the offering agent after the initial public offering price of the Pac-West common stock has been determined. ChaseMellon Shareholder Services, L.L.C. is the offering agent.

    Once a subscription and payment have been received and accepted by the offering agent, the subscription may not be revoked.

    The offering agent will stop accepting subscriptions and payments at 5:00 p.m. New York City time on the fourth business day after the IPO price has been set.

    The Depository Trust Company will handle subscriptions on behalf of its participants. When you subscribe for shares of Pac-West through DTC's automated subscription system, you will be required to confirm that you are subscribing only on behalf of holders that meet the minimum per account purchase requirement of 10 shares.

Q: When will the Pac-West shares purchased in the directed share subscription program be distributed?
A: The offering agent is expected to distribute the shares to The Depository Trust Company on the second business day following the expiration of the directed share subscription program.

Q:  Is there a cost basis attributable to the subscription offer?
A: We believe that Safeguard shareholders will not be considered to have received a taxable distribution of property as a result of having the opportunity to participate in the directed share subscription program. However, the Internal Revenue Service is not bound by this position. We encourage you to consult with your own tax advisor about the federal, state and other tax consequences of this program.